UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)

Digital Angel Corporation

(Name of Issuer)

Common Stock - $0.005 par value

(Title of Class of Securities)

58449P 10 1

(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
Fax: (302) 636-4140

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 58449P 10 1	Page 2 of 7

1	Name of Reporting Person: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above Person (entity only) 43-1641533
2	Check the Appropriate Box if a Member of a Group* (a) X (b) ☐
3	SEC use only
4	Source of Funds* WC and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri
	7	Sole voting power 9,870,282 shares
Number of shares beneficially Owned by each Reporting person with	8	Shared voting power 14,703,506 shares (1)
	9	Sole dispositive power 9,870,282 shares
	10	Shared dispositive power 14,703,506 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,573,788 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 55.2%
14	Type of Reporting Person* CO

(1)
The voting and dispositive powers of these ADS owned shares of Digital Angel Corporation Common Stock are shared with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

CUSIP No. 58449P 10 1	Page 3 of 7

1	Name of Reporting Person: Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433
2	Check the Appropriate Box if a Member of a Group* (a) X (b) ☐
3	SEC use only
4	Source of Funds* OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole voting power -0-
Number of shares beneficially Owned by each Reporting person with	8	Shared voting power 14,703,506 shares
	9	Sole dispositive power -0-
	10	Shared dispositive power 14,703,506 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,703,506 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 33.0%
14	Type of Reporting Person* OO

CUSIP No. 58449P 10 1	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the “Issuer”), formerly Medical Advisory Systems, Inc. (“MAS”), and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075. Information reported in the original filing, as amended, remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 7.

Item 2. Identity and Background.

(a-c) and (f). The persons filing this statement are Applied Digital Solutions, Inc. and Digital Angel Share Trust. Applied Digital Solutions, Inc., a Missouri corporation (“ADS”), develops innovative identification and security products for consumer, commercial, and government sectors worldwide. ADS has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman and chief executive officer of ADS is the sole advisory and voting board member of the Digital Angel Share Trust’s Advisory Board.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither of the Reporting Persons nor any of the persons listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
The following information supplements the information previously provided in Item 3 in that it adds information regarding the Share Exchange Agreement dated April 12, 2006. The Share Exchange Agreement is included as Exhibit 2 to this Amendment No. 7.

On April 12, 2006, ADS entered into a Share Exchange Agreement with the former shareholders of DSD-Holding A/S, or DSD, and its wholly owned-subsidiaries, Daploma International A/S and Digitag A/S, collectively referred to as the former shareholders of DSD. The agreement was entered into in connection with a stock purchase agreement effective as of February 28, 2005 by and among the Issuer and the former shareholders of DSD, whereby the Issuer purchased DSD and its wholly-owned subsidiaries. Pursuant to the stock purchase agreement between the Issuer and the former shareholders of DSD, the Issuer had the right to pay one-half of the buyout purchase price, as defined in the agreement, in cash and the remainder in unregistered shares of the Issuer’s common stock between the closing date of the stock purchase agreement and December 31, 2006. Based on further discussions between the parties, ADS and the former shareholders of DSD agreed to exchange, per the terms of the Share Exchange Agreement, 454,545

CUSIP No. 58449P 10 1	Page 5 of 7

registered shares of ADS’ common stock plus $27,751 in cash for 282,115 unregistered shares of the Issuer’s common stock that the former shareholders received under the terms of the buyout provisions of the stock purchase agreement. No other financing was required to effect the transaction.
Item 4. Purpose of Transaction.

The following information supplements the information previously provided in Item 4 in that it adds information regarding the Share Exchange Agreement.

The purpose of the Share Exchange Agreement was to increase ADS’ ownership of the Issuer because it desires to maintain a controlling interest in the Issuer. The former shareholders of DSD agreed to the terms of the Share Exchange Agreement because they desired to receive registered shares of ADS’ common stock rather than unregistered shares of the Issuer’s common stock.

Item 5.  Interest in Securities of the Issuer.

The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.

(a) and (b). As of June 8, 2006, ADS is the beneficial owner of 24,573,788, shares of the Issuer’s common stock, or approximately 55.2% of the Issuer’s common stock outstanding. ADS shares voting and dispositive power with the Digital Angel Share Trust over 14,703,506 of these shares, or 33.0% of the Issuer’s common stock. ADS has sole voting and dispositive power with respect to 9,870,282 of the shares, or 22.2% of the Issuer’s common stock.

Currently, ADS claims beneficial ownership with respect to all 24,573,788 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(c). ADS and the Digital Angel Share Trust have not engaged in any transactions in the Issuer’s common stock during the past 60 days, except as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following information supplements the information previously provided in Item 6 in that it adds information regarding the Share Exchange Agreement.

On April 12, 2006, ADS entered into a Share Exchange Agreement, which is more fully discussed in Item 3. above. The Share Exchange Agreement is filed as Exhibit 2 to this Amendment No. 7.

Item 7. Material to be Filed as Exhibits.

All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

1	Joint Filing Agreement

CUSIP No. 58449P 10 1	Page 6 of 7

2	Share Exchange Agreement by and between Applied Digital Solutions, Inc. and DSD -Holding A/S, Daploma International A/S and Digitag A/S, dated April 12, 2006

CUSIP No. 58449P 10 1	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Evan C. McKeown
Name: Evan C. McKeown
Title: Senior Vice President and Chief Financial Officer

DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Attorney-in-Fact and Authorized Agent

Appendix A
Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held during the Past Five Years

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 42, previously served since August 2001 as a special advisor to ADS’ Board of Directors. In March 2002, he was appointed to ADS’ Board of Directors and named ADS’ President. In March 2003, he was appointed ADS’ Chairman and Chief Executive Officer and in April 2005 he assumed the role of Acting President.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Norris, age 59, was appointed a director of ADS on January 12, 2004, and serves as a member of the Audit Committee and as Chairman of the Technology Committee of ADS’ Board of Directors. Mr. Norris served as the Chairman and Chief Executive Officer of Next Level Communications before it was acquired by Motorola in the spring of 2003.

Daniel E. Penni 260 Eliot Street Ashland, MA 01721
Mr. Penni, age 58, has served as a director of ADS since March 1995, and is Chairman of the Compensation Committee and serves as a member of the Audit, Nominating and Compliance and Governance Committees of ADS’ Board of Directors. Currently, he is a principal with the Endowment for the 21st Century.

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Rawan, age 62, was appointed a director of ADS effective December 10, 2002, and serves as Chairman of the Nominating Committee and as Chairman of the Audit Committee of ADS’ Board of Directors. Mr. Rawan was Chief Financial Officer of Expo International, Inc. (“Expo”) from 1996 until his retirement in 2000.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 53, was elected a director of ADS in July 1998. She serves as a member of the Compensation, Nominating and Technology Committees, and as Chairman of the Compliance and Governance Committee of ADS’ Board of Directors. Since June 2005, Ms. Weaver has served as Executive Vice President and Chief Marketing Officer for Bearing Point, Inc. (NYSE:BE). From October 2002 to February 2005, Ms. Weaver served as Executive Vice President, Public Relations, Marketing Communications and Brand Management for AT&T Corporation (AT&T) (NYSE:T).

Michael S. Zarriello 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Zarriello, age 56, was appointed a director of ADS effective May 9, 2003, and serves as a member of the Audit Committee and of the Nominating Committee of ADS’ Board of Directors. Mr. Zarriello has served as a member of the board of directors of Digital Angel Corporation, since September 2003, and he currently serves as a member of the Compensation Committee of Digital Angel Corporation’s board of directors. He has served as Senior Vice President and Chief Financial Officer for Rural/Metro Corporation in Scottsdale, Arizona since July 2003.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Krawitz, age 36, joined the Company as Assistant Vice President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in December 1999, Senior Vice President in December 2000, Secretary in March 2003 and Executive Vice President in April 2003.

Evan C. McKeown 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. McKeown, age 48, joined the Company as Vice President, Chief Accounting Officer and Corporate Controller in March 2001. He was appointed Vice President and Chief Financial Officer in March 2002 and Senior Vice President in March 2003.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Breece, age 54, joined ADS as Corporate Controller and Chief Accounting Officer in April 2000. She was appointed Director of Accounting and SEC Reporting in March 2001, Vice President and Chief Accounting Officer in March 2004, and Senior Vice President in April 2006.